                           Filed by Public Service Enterprise Group Incorporated Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)




                                  [PSEG LOGO]


Merger Q&A
A series of Q&As concerning the proposed merger

February 1, 2005

          PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees' questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion. We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com.


Q. Why does Exelon's website position the merger as an "acquisition," and what are the differences between the two?

A. Exelon refers to this deal as an "acquisition" for financial accounting purposes. However, this transaction truly is a collaborative undertaking between Exelon and PSEG, reflecting qualities typical of a merger. When you examine this deal, it has elements typical of a merger of equals and other elements usual for an acquisition; Exelon is buying PSEG. For example, an exchange ratio, which reflects a premium, is typical of an acquisition. The exchange ratio in the current merger reflects a reasonable premium that allows the respective shareholders of each company to share in the synergies made possible by the combination of the two companies. When the merger becomes effective, former shareholders of PSEG will represent about 32 percent of the shareholders of the merged company, and former directors of PSEG will hold one third of the seats on the merged company's board of directors.

Q. What are the key milestones for next steps for the merger? When will the transition team be named?

A. The next steps in this merger include regulatory filings with the BPU and the FERC. PSEG hopes to have completed both sets of filings within the next several weeks. More information will be made available as filings are completed. Another milestone will be the naming of the rest of the transition team. It is expected that the team members will be announced within the next several weeks, as well.

Q. Do you really expect that this transaction will take 12 months? How long did it take from the time they acquired PECO before employees were impacted?

A. It was initially announced that the transaction would take 12-15 months to complete. While the regulatory process is somewhat unpredictable, both companies are working together to set up timelines and processes to ensure that we can meet this target. If past history serves as a guide, in September 1999, Commonwealth Edison's parent company, Unicom, announced its intent to merge with PECO to form Exelon Corp. This merger was completed in October 2000 - 13 months later.

Q. As an employee of PSEG and a stockholder, will there be a vote for the shareholders as far as the sale of PSEG?

A. Remember, owning stock in a company represents an ownership interest in that company. So the answer is "Yes," the merger is contingent on the approval of the respective stockholders of each of PSEG and Exelon, who will be required to vote prior to its closure.

Q. What is the outlook for PSEG Energy Holdings after the merger? Will the company be managed as a standalone subsidiary or folded into Exelon's existing structure?

Energy Holdings is continuing to implement its strategy, approved by the PSEG board in the summer of 2003, of reducing the company's international exposure. There currently is no timeline associated with this effort. In 2004, Energy Holdings earned $125 million and produced just under $1 billion in cash, of which $350 million was used to retire debt and $475 million was returned to Enterprise. The portfolio is earnings and cash positive, so we have the luxury of selling assets when the timing is right to maximize the value of our portfolio. It is too early to say how, or where in the company structure, the investments would be managed post-merger.

Q. For FERC approval, is it true that the company will have to sell off thousands of megawatts of fossil assets? If so, are all of the gen stations in both companies up for potential sale or just those in the northeast? PJM only? Illinois? Any of the above? When will the proposal to FERC be made public? In the event that the need arises to sell off any of the company's fossil units due to regulatory compliance issues, what is the protocol for the employees of those locations? Do the employees accompany the asset with the sale or are they retained by the company for reassignment? Is there is a planned sale date?

A. Exelon Chairman and CEO John Rowe indicated - both when the merger was announced and in subsequent comments - that there may be a need to respond to market power concerns by selling some fossil assets and/or auctioning a certain amount of output from nuclear assets (nuclear output, not the plants themselves). It is our understanding that the merger approval filing with the FERC, which should occur around the end of January, will contain a market power mitigation plan.

We are not sure at this time if the mitigation plan will actually identify specific plants that, once the merger is completed, Exelon plans to sell or, rather, simply identify the market (e.g., PJM), and the number of megawatts to be either divested or auctioned. When the FERC filing is made, it will become public information and we will make it available to employees at that time.

The divestiture process does not have to be completed prior to the merger closing. The new, combined generation company will be the entity that divests the MWs necessary to satisfy the FERC's market power concerns.

Regarding the future of employees at those plants effected, that decision would be made by whichever entities acquire the assets. As a point of reference, when PSEG Power acquired the Albany plant and its units in Connecticut, most workers at those facilities were offered employment with PSEG.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated's and Exelon Corporation's management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated's and Exelon Corporation's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's website, www.sec.gov.

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT

PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation
Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.